Energie vernünftig nutzen

EVN

Letter to Shareholders 1st Half-Year 2003/04

October 1, 2003 – March 31, 2004


Always at your service

At a glance

- Realisation of the "Austrian electricity solution" imminent.
- Increase in electricity, heating, water and waste incineration sales revenues.
- Operating result (EBIT) considerably improved.
- Marked improvement in the result from investments.
- Period net result significantly higher than in the preceding year.
- Positive perspectives in the new water and waste incineration business segments.

Key Figures EVN Group

		2003/04 HY. 1	2002/03 HY. 1	Change %	2002/03	2001/02
Sales volumes						
Electricity	GWh	5,910	5,457	8.3	9,656	8,624
Gas[1]	m m³	571	962	–40.6	1,406	2,317
Heating	GWh	698	620	12.7	877	786
Water	m m³	10	10	–0.6	24	23
Income statement						
Sales revenues	EUR m	687.9	687.2	0.1	1,082.1	1,113.9
EBITDA	EUR m	220.8	197.7	11.7	227.5	250.0
EBITDA margin	%	32.1	28.8	–	21.0	22.4
Operating result (EBIT)	EUR m	154.1	139.0	10.9	102.5	127.9
EBIT margin	%	22.4	20.2	–	9.5	11.5
Result before tax	EUR m	166.7	144.3	15.5	145.4	137.6
Period net result	EUR m	118.0	97.4	21.2	102.6	89.5
Number of shares		37,581,455	37,581,455	–	37,581,455	37,396,773
Earnings/share (EPS)	EUR	3.14	2.59	21.2	2.73	2.39
Balance sheet						
Balance sheet total	EUR m	3,391.3	2,982.5	13.7	2,993.8	2,803.9
Equity	EUR m	1,364.6	1,154.8	18.2	1,160.2	1,064.7
Equity ratio[2]	%	40.2	38.7	–	38.8	38.0
Net debt	EUR m	597.2	367.3	62.6	347.0	441.9
Gearing[2]	%	43.8	31.8	–	29.9	41.5
Cash flow and investments						
Cash flow from operations	EUR m	78.3	77.3	1.3	213.2	263.9
Investments in tangible assets	EUR m	62.6	87.5	–28.4	228.0	161.7
Employees						
Number of employees	Average	2,568	2,203	16.6	2,317	2,199
EBIT / employee	TEUR	60.0	63.1	–	44.3	58.2
Value added						
Capital employed[2]	EUR m	2,521.1	2,247.7	12.2	2,229.5	2,066.2
Return on equity (ROE)[2]	%	9.4	8.8	–	9.3	8.7
Return on capital employed (ROCE)[2]	%	6.0	5.4	–	6.2	6.1

[1] From January 1, 2003, excluding gas key account sales and trading due to the transfer to EconGas.
[2] The redefinition of equity in IAS 1 (including minority interests) necessitated changes to the key figures affected.



Ladies and gentlemen,

During the first half-year 2003/04, EVN demonstrated a highly satisfactory development. To a large extent, this was due to the contributions of our new water and waste incineration business segments. Accordingly, despite higher energy purchasing prices, the result of the EVN Group was once again successfully improved by a tangible amount.

Two major projects in the period under review prove EVN's strategy of not only stepping up its energy and infrastructure business activities as a multi-service utility in Austria, but also on an international level. Our highly specialised knowledge in the energy, water and waste incineration infrastructure sectors has provided us with interesting business perspectives in this regard.

Waste incineration plant for Moscow

For example, our fully-owned subsidiary, WTE, has already successfully completed two wastewater plants in Moscow, which are now operative, and has a drinking water treatment plant under construction. These three successes are now to be followed by a fourth major project in the shape of a waste incineration plant for the Russian capital.

Having won an international tender, EVN is now to build and operate a waste incineration plant in Moscow with an annual capacity of 330,000 t. The plant, which is due to go online in the summer of 2007, will involve an investment volume of around EUR 175 m. EVN will operate the plant until 2019, when it will become the property of the Moscow city authorities. At present, the outstanding authorisations are being obtained and detailed contracts concluded.

Without doubt, the important factors in the successful capture of this order included the smooth project implementation and positive experience gathered with the AVN waste incineration plant adjacent to the Dürnrohr power station, which went into operation at the beginning of 2004.

Start-up of central wastewater treatment plant in Zagreb

The second major project during the period under review involved the first expansion phase of the central wastewater treatment plant in the Croatian capital. In April 2004, this was put into operation on schedule by WTE within the scope of a joint venture with RWE Aqua GmbH.

The order, incorporating the planning, turnkey completion, extensive infrastructure measures and financing, as well as the operation of the plant for a period of 28 years, was allocated to the consortium in mid-December 2000 following an international tender. The investment volume for this project amounts to over EUR 200 m.

CO_2 emission trading

An important topic during the period under review was the allocation of CO_2 emission certificates to the Austrian industry and the domestic energy sector within the scope of the national implementation of the EU emission trading directive. In our opinion, insufficient attention was paid to the issues of fluctuating hydraulic capacity, the generation of hydropower on this basis and increasing electricity demand. This will have a negative effect upon the competitiveness of EVN's thermal power stations, the extent of which will depend on future trends with regard to energy wholesaling and certificate prices. In view of this situation, we will implement every measure available to ensure that our electricity sourcing is as economic as possible.

The "Austrian electricity solution"

With the sale by Verbundgesellschaft of shares in its electricity key account operation to Istrabenz of Slovenia, a central precondition for the realisation of the "Austrian electricity solution" has been fulfilled. The joint companies for trading and key accounts, APT and "e&s neu", should now become operative in the near future.

This will mean that against the backdrop of the geographical and political changes in Europe, a platform has been created for the safeguarding of the competitiveness of the companies involved on a long-term basis. As a result of the restructuring of the energy sector in the course of the implementation of the "Austrian solutions" for electricity and gas, we anticipate a medium-term improvement in our cost structures of around EUR 12 m annually.

Outlook

The result for the first half of 2003/04, which for the first time contains notable contributions from our new business segments, represents confirmation of the growing significance of these new infrastructure areas to future EVN development. In view of the high degree of market saturation in our core domestic energy business areas, here we have created an additional corporate mainstay in CEE with dynamic growth potential. In the medium-term, the water and waste treatment sectors should provide up to one-third of total EVN Group sales and results and thus ensure that the future earnings capacity of the Group remains at a high level.

Our activities will continue to be characterised by ongoing optimisation, constant efforts aimed at exploiting the synergies between the differing Group business areas and the systematic marketing of the know-how obtained from the expansion of our operational portfolio.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf, May 2004

General economic and energy sector environment

EVN's business development in the first half of the 2003/04 financial year (October 1, 2003 – March 31, 2004) was influenced by a number of differing factors:

- Temperatures, which during the period under review were slightly above the long-term average.
- Energy sourcing prices that maintained their upward trend.
- A continuing lack of any notable signs of economic growth.

Measured in terms of the heating degree total, which is used in the energy industry as an indicator for temperature-related energy demand, temperatures in the EVN supply area during the period under review were around 0.6% higher than the comparable figure of the preceding year. The first half of 2003/04 was also 0.3% warmer than the long-term average. Correspondingly, this had a generally negative effect upon EVN sales.

Sourcing prices in both the electricity and gas sectors remained at a high level. In the medium-term, the latest branch forecasts regarding oil price development offer little hope of an easing of the cost situation in this sector.

As a consequence of current economic data, which do not indicate a recovery in the employment situation or domestic demand, the expectations regarding the arrival of an upturn have now been pushed back to the autumn of 2004.

Overall business development

Sales revenues marginally up on the preceding year

In the first half-year 2003/04, EVN Group sales revenues amounted to EUR 687.9 m, which was EUR 0.8 m, or 0.1%, higher than the figure for the preceding year. The reason for this marginal increase was the change in gas business sales structure, which came into force on January 1, 2003, and involved the transfer of both key accounts and gas trading to EconGas.

Due to these changes, energy business revenues in the first half of 2003/04 amounted to EUR 606.9 m, which was EUR 27.3 m, or 4.3%, lower than the total of the preceding year. However, a comparison with the second quarter of 2002/03, which also no longer contained revenues from the areas transferred to EconGas, shows an increase of 3.4%.

During the period under review, electricity revenues demonstrated an upward trend, rising by 10.0% to EUR 368.3 m. This increase was due primarily to the stepping up of thermal generation, as well as a sales price adjustment completed in November 2003 as a response to higher electricity purchasing prices.

Conversely, at EUR 206 m, gas business revenues were 23.5% below the figure of the preceding year. Apart from the transfer of gas key account and trading business, which is now carried out exclusively by EconGas, the warmer temperatures as compared to 2002/03 also had a negative influence in this regard.

Due to the continuous rise in the number of customer connections, heating revenues in the first half of 2003/04 were 8.2% up on the figure for the preceding year at EUR 32.5 m.

The initial inclusion of the WTE Group in the consolidated financial statements resulted in a marked rise in water business revenues, which increased by EUR 20.3 m to EUR 28.8 m. Furthermore, due to the strongly project-related nature of this business area, this positive trend is certain to harden in the second half of the 2003/04 financial year.

In the first half of 2003/04, other EVN operating revenues rose by EUR 7.8 m, or 17.5%, to EUR 52.2 m. This increase was mainly the result of the commencement of full-scale operations at the Dürnrohr waste incineration plant on January 1, 2004, which provided revenues of EUR 13.4 m.

Due mostly to ongoing projects within the WTE Group, the items combined under the heading, "Own work capitalised and other operating income", increased by EUR 21.1 m to EUR 39.1 m in the period under review.

Continuing pressure from high energy purchasing prices

The high cost of energy purchases continued to be a burden on EVN's results. Although in absolute terms, the drop in gas sales during the period under review led to a decline in total expenditure on external electricity and primary energy purchases of EUR 37.6 m, or 10.8%, to EUR 309.7 m, in relation to sales, costs nonetheless remained at a very high level. Due to the close relationship between the primary energy markets and the oil price, in view of the latest forecasts, further price rises must be anticipated.

The cost of materials and services was up by 41.8% at EUR 67.0 m. This rise was caused primarily by higher expenditure on external services in connection with WTE projects.

Sharp rise in personnel expenses due to increased work force numbers

As opposed to the first half of the preceding year, work force numbers increased considerably and hence the personnel expenses of the EVN Group. On average, the Group employed a total of 2,568 people, which was 365, or 16.6%, more than in the previous year. The main reason for this rise was the enlargement of the scope of consolidation during the past financial year and the initial inclusion of the WTE Group, which alone brought an additional 259 employees. However, measured in terms of this increase, personnel expenses only rose by 7.2% to EUR 97.9 m, which is clearly under-proportional. Above all, a reduction in the expenditure on severance payments and pensions served to cushion the rise in costs.

Depreciation amounted to EUR 66.7 m, which was 13.6% up on the figure for the preceding year. This increase was mainly the result of higher investment during the previous year in the electricity, heating and waste incineration sectors. Other operating expenses also rose, due primarily to the enlargement of the scope of consolidation.

EBIT and result before tax clearly up on the preceding year

The EVN operating result (EBIT) for the first half of 2003/04 stood at EUR 154.1 m, which was EUR 15.1 m, or 10.9%, higher than the comparable figure of the preceding year. This means that due to the contributions to results of the new water and waste incineration segments, the losses incurred through the spinning off of gas key account and trading business were more than compensated for.

At EUR 12.5 m, on balance, the financial result was clearly up on the EUR 5.2 m of the preceding year. This was due largely to the improvement in the result from investments, which derived primarily from the valuation at equity of BEWAG, BEGAS and EconGas. In addition, the dividend payments from both Verbundgesellschaft and

Income statement (IFRS)

	2003/04 HY. 1	2002/03 HY. 1	Change		**2003/04 Q.2**	2002/03 Q.2	Change	
	EUR m	EUR m	EUR m	%	EUR m	EUR m	EUR m	%
Electricity revenues	368.3	334.9	33.4	10.0	185.1	170.7	14.4	8.4
Gas revenues[1]	206.0	269.1	–63.1	–23.5	113.7	119.2	–5.5	–4.6
Heating revenues	32.5	30.1	2.5	8.2	17.8	16.4	1.4	8.8
Water revenues	28.8	8.5	20.3	–	17.0	8.5	8.4	99.0
Other revenues	52.2	44.5	7.8	17.5	26.7	21.6	5.0	23.2
Sales revenues	**687.9**	**687.2**	**0.8**	**0.1**	**360.2**	**336.4**	**23.8**	**7.1**
Own work capitalised and other operating income	39.1	18.0	21.1	–	19.1	9.6	9.5	98.0
Electricity purchases and primary energy expenses	–309.7	–347.3	37.6	10.8	–160.1	–164.8	4.7	2.9
Cost of materials and services	–67.0	–47.3	–19.7	–41.8	–34.0	–26.5	–7.5	–28.2
Personnel expenses	–97.9	–91.3	–6.5	–7.2	–49.3	–46.3	–3.1	–6.7
Depreciation	–66.7	–58.7	–8.0	–13.6	–33.6	–30.0	–3.6	–12.0
Other operating expenses	–31.6	–21.5	–10.1	–46.7	–19.3	–10.7	–8.6	–80.2
Operating result (EBIT)	**154.1**	**139.0**	**15.1**	**10.9**	**82.9**	**67.7**	**15.2**	**22.4**
Result from investments	25.6	1.2	24.4	–	16.7	2.4	14.3	–
Interest and other financial result	–13.1	4.0	–17.1	–	–16.6	–1.6	–15.0	–
Financial result	**12.5**	**5.2**	**7.3**	**–**	**0.2**	**0.9**	**–0.7**	**–80.7**
Result before tax	**166.7**	**144.3**	**22.4**	**15.5**	**83.0**	**68.5**	**14.5**	**21.1**
Taxes on profit	–47.6	–46.7	–0.9	–1.9	–24.2	–22.0	–2.3	–10.3
Result after tax	**119.1**	**97.6**	**21.5**	**22.0**	**58.8**	**46.6**	**12.2**	**26.2**
Minority interests	–1.0	–0.2	–0.8	–	–1.0	–0.2	–0.8	–
Period net result	**118.0**	**97.4**	**20.7**	**21.2**	**57.8**	**46.4**	**11.4**	**24.6**
Number of shares	37,581,455	37,581,455	–	–	37,581,455	37,581,455	–	–
Earnings per share in EUR	3.14	2.59	0.55	21.2	1.54	1.23	0.30	24.6

[1] From January 1, 2003, excluding gas key account sales and trading following the transfer to EconGas.

Energie AG were higher. The interest and other financial result fell from EUR 4 m reported for the first half of the preceding year to minus EUR 13.1 m as a consequence of an increase in long-term liabilities in connection with project financing and the lack of foreign exchange earnings.

In total, at EUR 166.7 m, the result before tax was EUR 22.4 m, or 15.5%, above the comparable figure for the preceding year. The period net result improved by 21.2% to EUR 118.0 m. Earnings per share (EPS) rose from EUR 2.59 in the previous year by 21.2% to EUR 3.14.

Operating result (EBIT) HY. 1


160
120
80
40
EUR m
160.0
139.0
154.1
2001/02 HY. 1
2002/03 HY. 1
2003/04 HY. 1

Balance sheet (IFRS)

	31.3.04	30.9.03	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	1,714.2	1,660.0	54.2	3.3
Investments	864.2	616.7	247.5	64.9
Long-term leasing receivables	118.5	0.0	118.5	–
Other long-term assets	112.9	104.6	8.3	7.9
	2,809.7	**2,381.3**	**428.5**	**18.0**
Current assets				
Inventories	72.1	20.6	51.4	–
Receivables and other current assets	356.4	289.5	66.9	23.1
Cash and current deposits	153.1	302.4	–149.3	–49.4
	581.6	**612.5**	**–31.0**	**–5.1**
Total assets	**3,391.3**	**2,993.8**	**397.5**	**13.3**
Equity and liabilities				
Equity				
Share capital	91.1	91.1	0.0	–
Capital reserves	186.8	186.8	0.0	–
Retained earnings	965.7	875.7	90.0	10.3
Valuation reserve according to IAS 39	98.9	–15.5	114.4	–
Currency translation differences	–0.4	–0.6	0.2	37.0
Minority interests	22.6	22.7	–0.1	–0.5
	1,364.6	**1,160.2**	**204.6**	**17.6**
Long-term liabilities				
Long-term debt	836.2	734.0	102.3	13.9
Deferred tax	130.3	68.2	62.2	91.2
Long-term provisions	389.1	396.0	–6.9	–1.8
Deferred income from customer payments for network construction	183.3	177.3	6.0	3.4
Other long-term liabilities	53.8	38.1	15.7	41.3
	1,592.7	**1,413.5**	**179.2**	**12.7**
Current liabilities				
Short-term loans	15.4	6.6	8.7	–
Taxes payable	137.7	97.1	40.6	41.8
Trade accounts payable	85.0	86.4	–1.4	–1.6
Current provisions	113.8	128.2	–14.4	–11.3
Other current liabilities	82.0	101.7	–19.7	–19.3
	433.9	**420.1**	**13.8**	**3.3**
Total equity and liabilities	**3,391.3**	**2,993.8**	**397.5**	**13.3**

Outlook

As a consequence of the highly seasonal nature of business in the energy and water sectors, EVN development in the first half cannot simply be extrapolated to the 2003/04 financial year as a whole. However, with the inclusion of the WTE Group and the contributions to results from the waste incineration plant in Dürnrohr, as opposed to prior business years, the effects of seasonality will be eased.

On the basis of the half-year result 2003/04, both the operating result and the net result for the year should come in above the financial year 2002/03.

Balance sheet total clearly exceeds EUR 3 bn for the first time

As compared to the last balance sheet date (September 30, 2003), as per March 31, 2004, the EVN Group balance sheet total increased by EUR 397.5 m, or 13.3%, to EUR 3,391.3 m. Apart from the initial consolidation of the WTE Group, which led to sizeable growth in virtually all balance sheet items, this was due to the price increase of the Verbund share, which resulted in a corresponding revaluation of this holding.

Above all, this higher valuation of the Verbund holding led to an increase in fixed assets during the period under review by 18.0% to EUR 2,809.7 m, and a corresponding rise in the share of this position in the balance sheet total to 82.9%. Inventories also went up as a consequence of WTE's not yet invoiced customer orders. In addition, there was a reporting date related increase in energy business receivables. Conversely, cash and cash equivalents fell due to the purchase of the WTE Group. Accordingly, the share of current assets in the balance sheet total was cut to 17.1 %.

The share of long-term liabilities rose by 12.7% to EUR 1,592.7 m due to the initial inclusion of the WTE Group, the increase in project business and the rise in deferred tax. In the case of the current liabilities, the result-related increase in taxes payable was counterbalanced by a fall in trade accounts payable, which meant that the share of this item in the balance sheet total dropped to 12.8%.

Above all, the profit-neutral revaluation of the Verbundgesellschaft holding led to an increase in shareholders' equity of 17.6% to EUR 1,364.6 m. Accordingly, the equity ratio on the balance sheet date for the period stood at 40.2% (September 30, 2003: 38.8%).

Balance sheet structure March 31, 2004



100
80
60
40
20
%
17.1
82.9
12.8
47.0
40.2
Assets
Equity and liabilities
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Valuation reserve acc. to IAS 39	Currency translation differences	Minority interests	**Total**
As at 30.9.2002	**91.1**	**186.8**	**798.2**	**–34.9**	**0.0**	**23.6**	**1,064.7**
Dividend 2001/02	–	–	–26.3	–	–	–1.0	–27.3
Result 2002/03	–	–	102.6	–	–	1.0	103.6
IAS 39 result neutral value change	–	–	–	19.5	–	–	19.5
Currency translation	–	–	–	–	–0.6	–	–0.6
Changes in the scope of consolidation	–	–	1.3	–	–	–1.0	0.3
As at 30.9.2003	**91.1**	**186.8**	**875.7**	**–15.5**	**–0.6**	**22.7**	**1,160.2**
Dividend 2002/03	–	–	–28.2	–	–	–0.9	–29.1
Net result HY. 1 2003/04	–	–	118.0	–	–	1.0	119.1
IAS 39 result neutral value change	–	–	–	114.4	–	–	114.4
Currency translation	–	–	–	–	0.2	–	0.2
Changes in the scope of consolidation	–	–	0.1	–	–	–0.1	0.0
As at 31.3.2004	**91.1**	**186.8**	**965.7**	**98.9**	**–0.4**	**22.6**	**1,364.6**

Cash flow lower than in the preceding year due to the purchase of WTE

As a result of the marked increase in the result before tax, the cash flow from the result in the first half-year of 2003/04 was EUR 16.5 m, or 8.7%, up on that for the preceding year at EUR 206.6 m.

Higher receivables and an increase in inventories due to customer orders not yet invoiced resulted in only a small increase in the cash flow from operating activities by EUR 1.0 m, or 1.3%, to EUR 78.3 m.

There were marked changes in the cash flow from investment activities during the first half of 2003/04. While in the previous year this figure was subject to the positive influence of the sale of ATEL stock, during the period under review, the purchase of the WTE Group caused it to fall. As compared to the preceding year, investments in tangible assets fell sharply. In total, cash outflow from investment activities amounted to EUR 143.5 m.

The cash flow from financing activities amounted to minus EUR 24.8 m and consisted mainly of the dividend payment for the 2002/03 financial year of EUR 28.2 m.

In connection with the purchase of the WTE Group, the only cash-effective changes reported are those that took effect after initial inclusion, as the acquisition itself was incorporated into the cash flow from investment activities.

All in all, EVN had a negative cash flow of minus EUR 90.0 m. Cash and cash equivalents fell accordingly to EUR 141.5 m.

Investments in fixed assets down on the preceding year

With a reduction of 28.4% to EUR 62.6 m, investments in fixed assets during the first half of 2003/04 were well down on the high level of the preceding year. In the previous scope of consolidation, i.e. excluding the WTE Group, there was a fall in investment levels due mainly to the completion of the AVN waste incineration plant in the preceding year. By contrast, in the heating area, the construction of two customer plants meant that the investment volume was higher than in 2002/03. As ongoing WTE projects are reported as not yet invoiced customer orders and long-term receivables from leasing business, the inclusion of the Group has not led to any major increase in tangible assets.

Cash flow statement (IFRS)

	2003/04 HY. 1	2002/03 HY. 1	Change	
	EUR m	EUR m	EUR m	%
Result before tax	166.7	144.3	22.4	15.5
Non-cash items	39.9	45.8	–5.9	–12.8
Cash flow from the result	206.6	190.1	16.5	8.7
Cash flow from operating activities	78.3	77.3	1.0	1.3
Cash flow from investment activities	–143.5	–18.4	–125.1	–
Cash flow from financing activities	–24.8	55.5	–80.3	–
Total cash flow	–90.0	114.4	–204.4	–
Cash and cash equivalents at beginning of the period	230.6	143.4	87.2	60.8
Changes in the scope of consolidation	0.9	0.0	0.9	–
Cash and cash equivalents at end of the period	141.5	257.8	–116.3	–45.1

Investments HY. 1 2003/04



2.0 %
Electricity
Gas
Heating
Water
Other

The individual business areas

Electricity – higher production, sales and result

As compared to the preceding year, EVN electricity sales to end customers in the first half of 2003/04 rose by 0.1% to 3,317 GWh. While there was a slight decline in the EVN network area, sales outside the network were marginally higher.

Electricity trading was up by 21.1% at 2,593 GWh due to increased generation. In total, EVN electricity sales volumes during the period under review increased by 8.3% to 5,910 GWh.

Electricity revenues also rose during the period under review by 10.0% to EUR 368.3 m, largely as a result of the expansion in trading business and the adjustment of sales prices to match the sharp rise in electricity purchasing prices. As a direct consequence of the sizeable increase in the expenditure required for electricity purchases and primary energy, the operating result in the electricity sector was only 1.2% above that of the preceding year at EUR 64.4 m.

Generation in EVN's power stations during the first half of 2003/04 amounted to 2,552 GWh. This represented a rise of 23.5% as compared to the figure for the same period of the preceding year (HY. 1 2002/03: 2,065 GWh) and derived mainly from an increase in output from thermal power stations. By contrast, hydropower production fell due to the low river levels.

Gas – first half-year without key accounts and trading business

As a direct result of the transfer of trading and key account business to EconGas, EVN gas sales volumes in the first half of 2003/04 were 40.6% down on the figure for the previous year at 571 m m^3. The contribution to result by EconGas, which develops in a highly satisfactory manner, is included at equity in the financial result.

The slightly warmer weather of the second quarter also had a somewhat negative effect, with the result that there was a slight fall in sales to domestic and commercial customers.

In view of this sales pattern, gas revenues were 23.5% down on the level of the preceding year at EUR 206.0 m.

The operating result in the gas segment improved by 4.0% to EUR 68.3 m, largely as a consequence of the reduction in depreciation of the gas network, which was written down in the preceding year.

Sales revenues by business area HY. 1 2003/04


4.2 %

- Electricity
- Gas
- Heating
- Water
- Other

Sales volumes

	2003/04 HY. 1	2002/03 HY. 1	Change Absolute	Change %
Electricity (GWh)				
Sales to end customers	3,317	3,315	2	0.1
Electricity trading and sales to other electricity companies	2,593	2,142	451	21.1
Total electricity sales volumes	**5,910**	**5,457**	**453**	**8.3**
Gas (m m^3)				
Sales to end customers[1]	546	801	–254	–31.8
Gas trading and sales to external power stations[1]	25	161	–136	–84.5
Total gas sales volumes	**571**	**962**	**–391**	**–40.6**
Company plants and internal consumption	274	182	92	50.5
Total gas consumption	**845**	**1,143**	**–299**	**–26.1**
Heating sales volumes (GWh)	**698**	**620**	**79**	**12.7**
Water sales volumes (m m^3)	**10**	**10**	**0**	**–0.6**

[1] From January 1, 2003, excluding gas key account sales and trading due to the transfer to EconGas.

Water – considerable growth due to the initial consolidation of the WTE Group

During the period under review, there was sizeable growth in water business revenues and results as a consequence of the take-over of the WTE Group.

During the first half-year 2003/04, the water sales volumes of the fully consolidated subsidiary, evn wasser, fell slightly to 10.4 m m³, which was 0.6 % below the figure for the preceding year. In total, due to the initial inclusion of the WTE Group in the scope of consolidation, water sales revenues rose by EUR 20.1 m to EUR 28.6 m. Overall, EBIT in this segment increased by EUR 5.4 m to EUR 8.0 m.

Heating and other areas – heating business continues to grow

In the period under review, sales revenues in the heating and other areas segment were 19.8% above the figure for the preceding year at EUR 71.3 m.

One main reason for the increase in revenues in this segment was the commencement of full-scale operations at the AVN waste incineration plant in Dürnrohr. The second major factor for this rise was the steady increase in plants and customer numbers. Accordingly, heating sales volumes in the period under review were up by 12.7% relative to the same period of last year at 698 GWh. Against this background, heating revenues rose by 8.2% to EUR 32.5 m.

In total, EBIT in this segment rose by EUR 6.5 m to EUR 18.1 m.

The EVN share

EVN share price makes sizeable gains

The international stock markets were unable to build on the good performance between October and December 2003 in the remainder of the period under review. Indeed, in view of economic and political uncertainties, there was a major correction at the beginning of March 2004, although these losses were recovered by the end of the same month. In total, the Dow Jones Index gained 11.7% in the period between October 2003 and March 2004, the German DAX index, 18.4%.

The Viennese ATX share index outstripped the international indices with a rise of 38.1% in the period between October 2003 and March 2004. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also showed strong growth, gaining 23.4%.

In line with this European benchmark, the EVN share developed in a highly positive manner, booking a price rise of 23.3% in the period under review.

Segment result

EUR m	Electricity		Gas		Water		Heating and other areas		Consolidation		**Total**	
	2003/04 HY. 1	2002/03 HY. 1	**2003/04 HY. 1**	2002/03 HY. 1	**2003/04 HY. 1**	2002/03 HY. 1	**2003/04 HY. 1**	2002/03 HY. 1	**2003/04 HY. 1**	2002/03 HY. 1	**2003/04 HY. 1**	2002/03 HY. 1
External sales revenues	377.3	346.6	210.6	272.5	28.6	8.5	71.3	59.5	0.0	0.0	687.9	687.2
Intra-Group revenues	5.0	2.6	47.8	32.3	0.0	0.0	2.8	0.4	–55.6	–35.3	0.0	0.0
Operating expenses	–317.9	–285.5	–190.1	–239.2	–20.6	–5.9	–60.7	–53.0	55.6	35.3	–533.7	–548.2
Operating result (EBIT)	64.4	63.7	68.3	65.7	8.0	2.6	13.4	6.9	0.0	0.0	154.1	139.0
EBIT margin (%)	16.9	18.2	26.4	21.5	28.1	30.9	18.1	11.6	0.0	0.0	22.4	20.2

During the period under review, EVN stock turnover on the Vienna Stock Exchange amounted to EUR 71.0 m. On average, around 7,000 EVN shares were traded daily on the Vienna Stock Exchange. At the close on March 31, 2004, the market capitalisation of the EVN share stood at about EUR 1.7 bn and the ATX weighting at 3.93%.

Index weighting of the EVN share

	March 31, 2004
ATX (Austrian Traded Index)	3.93%
ATX Prime	3.54%
WBI (Wiener Börse Index)	3.33%

Investor Relations

The main feature of EVN investor relations activities in the period under review was provided by numerous international presentations. Following two roadshows in the USA, London and Paris at the beginning of the financial year, the programme for the second quarter included participation in an international finance conference for energy suppliers and investor conferences of domestic banks.

One pleasing success relating to information activities on the Internet was achieved by the EVN investor relations team in March 2004. The EVN investor relations homepage (www.investor.evn.at) was nominated by the Investor Relations Society in London for the IR Best Practice Awards 2004 in the category, "Best European Investor Relations Homepages".

In mid-March, the EVN share was accepted into the FTSE European Utility Index, a European branch index for infrastructure supplier stocks.

Traditionally, information for retail investors is also an important focus for EVN's investor relations activities. Accordingly, on June 4, 2004, an information day is to be held at EVN's largest wind farm in Prellenkirchen, Lower Austria.

We would like to invite you to visit our investor relations homepage. Under **www.investor.evn.at** you will find all relevant information, such as current reports, press releases, price trends, the financial calendar and much more besides. In addition, we also offer numerous services, which are tailor-made for individual investors.

EVN share price and ATX (Austrian Traded Index) – relative development



Base: October 1, 2002
200
170
140
110
80
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr |
2003
2004
EVN closing price
ATX

Ownership structure



>10%

Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: Filings according to Austrian stock exchange regulations and representation at the AGM.

The EVN share

		2003/04 HY. 1	2002/03 HY. 1	2001/02 HY. 1
Share price at closing date	EUR	44.67	41.56	43.90
Highest price	EUR	47.00	44.50	47.25
Lowest price	EUR	36.10	39.13	41.00
Value of share traded[1]	EUR m	71	60	213
Share of total turnover[1]	%	0.52	0.94	3.55
Market capitalisation at closing date	EUR m	1,679	1,562	1,650

[1] Vienna Stock Exchange



Always at your service – this is the punch line of a TV commercial with which EVN is currently advertising its services portfolio and, above all, drawing attention to its basic business approach. Our claim actually goes far beyond being available to our customers "at all times" or "around the clock". Images and sequences from the commercial were also the inspiration for the illustrations contained in this Letter to Shareholders. As is the case with EVN activities, the main focus is on people, i.e. customers.

Financial calendar 2003/04[1)]

▶ Retail Investors' Day	June 4, 2004
▶ Q 1–3 results	August 25, 2004
▶ Annual results press conference 2003/04	December 14, 2004

[1)] Provisional

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at

Further websites

Allplan	www.allplan.at
AVN	www.avn.at
Burgenland Holding	www.buho.at
EconGas	www.econgas.com
EnergieAllianz	www.energieallianz.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&t	www.eundt.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
nökom	www.noekom.at
NOVUM	www.novum.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
WTE	www.wte.at